UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

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Commission File Number: 001-40460

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KANZHUN LIMITED

18/F, GrandyVic Building,

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Change in Composition of Audit Committee

In accordance with Rule 10A-3 of the United States Securities Exchange Act of 1934 and the Nasdaq Stock Market corporate governance listing standards, Mr. Yu Zhang no longer serves on the audit committee of the board of directors of KANZHUN LIMITED (the “Company”) to ensure a fully independent audit committee, starting from June 9, 2022. Mr. Zhang continues to serve as a director and the chief financial officer of the Company. After the change, the audit committee consists of two independent directors, Mr. Charles Zhaoxuan Yang and Mr. Yonggang Sun. The Company currently relies on home country practice to be exempted from the requirement of the Nasdaq Stock Market corporate governance listing standards that the audit committee must have a minimum of three members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANZHUN LIMITED

By	:	/s/ Yu Zhang
Name	:	Yu Zhang
Title	:	Director and Chief Financial Officer

Date:   June 9, 2022